

June 9, 2015

Via E-mail
Eric N. Vincent
Chairman and Chief Executive Officer
Electrum Special Acquisition Corporation
535 Madison Avenue, 11th Floor
New York, NY 10022

>   **Re: Electrum Special Acquisition Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 9, 2015**
>   **File No. 333-203599**

Dear Mr. Vincent:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.2

1.   Please revise this opinion to refer to the total number of units and shares that may be issued in the offering. The references in the first two paragraphs appear only to refer to the 15,000,000 units and not the over-allotment option.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Alan I. Annex, Esq.